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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.         )*

Central Federal Corporation, 2923 Smith Rd., Fairlawn, Ohio 44333 (330) 666-7979

(Name of Issuer)

Common Stock

(Title of Class of Securities)

15346Q202

(CUSIP Number)

Edward W. Cochran, 20030 Marchmont Rd., Shaker Hts., Ohio 44122 (216) 751-5546

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 20, 2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1746(3-06)

CUSIP No. 15346Q202

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Edward W. Cochran ###-##-####
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) not a member of a group (b) not a member of a group
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) No
6.	Citizenship or Place of Organization USA
Number of Shares Beneficially by Owned by Each Reporting Person With	7.	Sole Voting Power 1,066,666.67
	8.	Shared Voting Power None
	9.	Sole Dispositive Power 1,066,666.67
	10.	Shared Dispositive Power None
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,066,666.67
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) No
13.	Percent of Class Represented by Amount in Row (11) 6.75%
14.	Type of Reporting Person (See Instructions) IN

Instructions for Cover Page

(1)	Names and I.R.S. Identification Numbers of Reporting Persons—Furnish the full legal name of each person for whom the report is filed-i.e., each person required to sign the schedule itself-including each member of a group. Do not include the name of a person required to be identified in the report but who is not a reporting person. Reporting persons that are entities are also requested to furnish their I.R.S. identification numbers, although disclosure of such numbers is voluntary, not mandatory (see “SPECIAL INSTRUCTIONS FOR COMPLYING WITH SCHEDULE 13D” below).
(2)	If any of the shares beneficially owned by a reporting person are held as a member of a group and the membership is expressly affirmed, please check row 2(a). If the reporting person disclaims membership in a group or describes a relationship with other persons but does not affirm the existence of a group, please check row 2(b) [unless it is a joint filing pursuant to Rule 13d-1(k)(I) in which case it may not be necessary to check row 2(b)].
(3)	The 3rd row is for SEC internal use; please leave blank.

Schedule 13D Notes

1.	Security and Issuer:

Common Stock of Central Federal Corporation

2923 Smith Road

Fairlawn, Ohio 44333

2.	Identity and Background:

a.	Edward W. Cochran

b.	20030 Marchmont Road Shaker Hts., Ohio 44122

c.	Self-employed attorney

d.	No

e.	No

f.	USA

3.	Source and Amount of Funds:

Personal funds in the amount of $1,600,000

4.	Purpose of Transaction:

Private investment

5.	Interest in the Securities of the Issuer:

a.	1,066,666.67 shares = 6.75% of outstanding common stock

b.	See items 7-10 of cover page

c.	None

d.	None

e.	Not applicable

Schedule 13D Notes (cont.)

6.	Contracts, Arrangement, Understandings or Relationships with Respect to Securities of the Issuer:

None

7.	Material to be Filed as Exhibits:

None

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

8-29-12 Date

/s/ Edward W. Cochran
Signature

Edward Cochran/Individual Name/Title